News Release

Algonquin Power & Utilities Corp. Announces 2014 Third Quarter Financial Results

OAKVILLE, Ontario – November 13, 2014 - Algonquin Power & Utilities Corp. (TSX: AQN) (“APUC”) today announced financial results for the third quarter ended September 30, 2014.

Financial Highlights:

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For the third quarter of 2014, revenue was $151.9 million compared to $127.9 million in the third quarter of 2013. The increase in revenue over the same period in 2013 is primarily the result of the acquisition of the Peach State and New England Gas Systems, rate adjustments at Granite State and Peach State, the start of commercial operations at the Cornwall Solar Facility, and the impact of the stronger U.S. dollar. For the first nine months of 2014, APUC generated revenue of $684.2 million as compared to $470.0 million in the first nine months of 2013.

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APUC reported a net loss from continuing operations of $6.1 million or $0.04 per share in the third quarter of 2014 compared to net earnings from continuing operations of $6.3 million or $0.02 per share in the third quarter of 2013. APUC reported net earnings from continuing operations of $44.8 million or $0.18 per share for the first nine months of 2014 as compared to $42.5 million or $0.19 per share for the first nine months of 2013.

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APUC reported an adjusted net loss[1] of $0.4 million or $0.01 per share in the third quarter of 2014 compared to adjusted net earnings[1] of $6.2 million or $0.02 per share in the third quarter of 2013. The net loss in the quarter was largely driven by the seasonality of the gas distribution utilities. APUC reported adjusted net earnings[1] of $53.2 million or $0.22 per share for the first nine months of 2014 as compared to $40.6 million or $0.18 per share for the first nine months of 2013.

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Adjusted Earnings Before Interest, Taxes, Depreciation & Amortization (“Adjusted EBITDA” 1) was $41.4 million in the third quarter of 2014 compared to $40.2 million in the third quarter of 2013. The increase was primarily due to operations from the new Cornwall Solar Facility, increased wind resources at the St. Leon Wind Facilities, and a stronger U.S. dollar. APUC reported Adjusted EBITDA[1] of $206.2 million for the first nine months of 2014 compared to $159.6 million for the first nine months of 2013. The increase in Adjusted EBITDA[1] was primarily due to acquisitions completed in 2013, the impact of rate case settlements in the utilities business, and a stronger U.S. dollar.

Dividend Increase:

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On August 14, 2014, APUC’s Board of Directors approved a dividend increase from a total annual dividend of CDN $0.34 to a total annual dividend of U.S. $0.35, paid quarterly at a rate of U.S. $0.0875 per common share. The change in the currency of the dividend better aligns APUC's dividend policy with the currency profile of its cash flows, which are predominantly generated in the U.S.

Growth Highlights:

•	During the quarter, significant progress was achieved on the advancement of several of APUC's power development projects.

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◦	Erection of all turbines at the 24 MW Saint-Damase Wind Project in Quebec is complete and the commercial operation date is expected to occur within the next 30 days.

◦	Construction is nearing completion at the 20 MWac Bakersfield solar generating station in Kern Country, California. Commercial operations is expected to occur in the first quarter of 2015.

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Installation of access roads and foundations are complete at the 23 MW Morse Wind generation station in Saskatchewan. Turbines are scheduled for delivery in January 2015 and commercial operation is expected to occur before March 31, 2015.

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On September 4, 2014, APUC announced an opportunity to acquire an interest in the 200 MW construction-stage Odell Wind Project, which is being constructed on approximately 23,000 acres of leased land in the state of Minnesota. Pursuant to a 20-year power purchase agreement, all energy, capacity, and renewable energy credits from the Odell Wind Project will be sold to a subsidiary of Xcel Energy Inc.

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On September 19, 2014, APUC's regulated utility business entered into an agreement to acquire Park Water Company, which owns and operates three regulated water utilities engaged in the production, treatment, storage, distribution, and sale of water in Southern California and Western Montana. The three utilities collectively serve approximately 74,000 customer connections.

Corporate Highlights:

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On September 16, 2014, APUC completed a public offering of 16,860,000 common shares at a price of $8.90 per share, for gross proceeds of approximately $150 million. On September 26, 2014, the underwriters exercised the over-allotment option granted with the offering and an additional 2,529,000 common shares were issued on the same terms and conditions. As a result, APUC issued 19,389,000 common shares under the offering for total gross proceeds of approximately $172.6 million.

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Concurrent with the above noted offering, APUC and Emera Inc. entered into a subscription agreement pursuant to which Emera agreed to subscribe for an aggregate of 8,708,170 subscription receipts of APUC at a price of $8.90 per subscription receipt, for a total subscription price of $77.5 million. The proceeds are intended to be used to partially finance the Odell Wind Project.

"The third quarter results reflect the predictable seasonality from our U.S. gas distribution utilities and renewable power generating stations," commented Ian Robertson, Chief Executive Officer of APUC. "During the quarter we continued to focus on the execution of our growth strategy through acquisitions announced in both our generation and distribution businesses. The strategic acquisition of Park Water Company in our distribution business increases our services to over half a million customer connections and strengthens our presence in California. Our ongoing advancement of the Odell Wind Project is expected to add 200 MW of generating capacity and additional diversification to our existing power generation portfolio by 2016. This growth, in both our generation and distribution businesses will contribute to shareholder value in 2015 and beyond."

APUC’s supplemental information is available on the web site at www.algonquinpowerandutilities.com.

APUC will hold an earnings conference call at 9:00 a.m. eastern time on Friday, November 14, 2014, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

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Conference call details:
Date: Friday, November 14, 2014
Start Time: 9:00 a.m. eastern time
Phone Number: Toll free within North America: 1-866-530-1553 or Local: 416-847-6330
Conference ID: 6172785

For those unable to attend the live call, a digital recording will be available for replay three hours after the call by dialing 1-888-203-1112 or 647-436-0148 access code 6172785 from November 14, 2014 until November 28, 2014.

About Algonquin Power & Utilities Corp.
Algonquin Power & Utilities Corp. is a $3.6 billion North American diversified generation, transmission and distribution utility. The distribution and transmission utilities operate in the United States and provide rate regulated water, electricity and natural gas utility services to over 485,000 customers. The non-regulated generation utility owns or has interests in a portfolio of contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,100 MW of installed capacity in the United States and Canada. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission utilities, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:
Kelly Castledine
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
Telephone: (905) 465-4500
Website: www.AlgonquinPowerandUtilities.com

Caution Regarding Forward-Looking Information and non-GAAP Financial Measures
Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management's discussion and analysis section of APUC's most recent annual report, quarterly report, and APUC's Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as

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of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

(1)	Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures
The terms “adjusted net earnings” and Adjusted EBITDA, are used in this press release. The terms “adjusted net earnings” and Adjusted EBITDA are not recognized measures under GAAP. There is no standardized measure of “adjusted net earnings” and Adjusted EBITDA, consequently APUC’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “adjusted net earnings” and Adjusted EBITDA can be found in the Management’s Discussion & Analysis for the quarter ended June 30, 2014.

Adjusted net earnings
Adjusted net earnings is a non-GAAP metric used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses and are viewed as not directly related to a company’s operating performance. Net earnings of APUC can be impacted positively or negatively by gains and losses on derivative financial instruments, including foreign exchange forward contracts, interest rate swaps and energy forward purchase contracts as well as to movements in foreign exchange rates on foreign currency denominated debt and working capital balances. Adjusted weighted average shares outstanding represents weighted average shares outstanding adjusted to remove the dilution effect related to shares issued in advance of funding requirements. APUC uses adjusted net earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of net earnings or loss determined in accordance with GAAP.

Adjusted EBITDA
EBITDA is a non-GAAP metric used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange, earnings or loss from discontinued operations and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with GAAP.

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